02050760

AUG 1 3 2002

PE 8/1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August, 2002

Commission File Number: 333-11528

PSi TECHNOLOGIES HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

NOT APPLICABLE
(Translation of registrant's name into English)

Electronics Avenue
FTI Industrial Complex
Taguig, Metro Manila 1604, Philippines
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Table of Contents

At PSi Technologies Holdings, Inc.:
B.J. Sebastian (Sr. Vice President)
(63 2) 837 7702 (Office)
bjsebastian@psitechnologies.com.ph

At the Financial Relations Board/BSMG Worldwide:
Christina Carrabino (general info)
(415) 986-1591

PSi Technologies Elects Two New Directors

Manila, Philippines and Santa Clara, California, July 25, 2002. PSi Technologies Holdings Inc. (NASDAQ: PSIT) a leading independent provider of assembly and test services for power semiconductors, elected two new members into its Board of Directors for the ensuing fiscal year -- William J. Meder and Joseph R. Madrid.

Mr. Meder is President and CEO of Firebird Consulting, and has 38 years experience in electronics manufacturing, technology, and business management, 34 of which were spent with Motorola with a focus on international manufacturing. Since early 1999 Mr. Meder has consulted for Motorola, On Semiconductor, the government of China and several multinational companies Prior to his election as a Director, Mr. Meder was engaged by PSi Technologies as a Senior Adviser to the Board on Strategy and Operations. He is presently also Chairman of Leshan-Phoenix Semiconductors, a successful joint venture in China between Motorola, ON Semiconductor and Leshan Radio Company, and a Director of ST Assembly and Test of Singapore. He has a Bachelor of Science degree in Metallurgical Engineering and an MS in Materials Science.

Mr. Madrid is Executive Director and Head of Sales of Philippine Equity Partners, Inc. in Makati, Philippines. Prior to that, Mr. Madrid held various positions with Merrill Lynch and Jardine Fleming Exchange Capital Securities, Inc. Mr. Madrid received an A.B. degree in Economics from the University of Chicago.

Messrs. Meder and Madrid were elected to replace Mr. Dan Siazon of Jafco and Ms. Carol Lee of Merrill Lynch, respectively.

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Philips Semiconductor, ON Semiconductor, Texas Instruments, Fairchild Semiconductor, ST Microelectronics, and Infineon Technologies.

For more information, visit the Company's web site at www.psitechnologies.com.

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi's products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development and manufacturing and government regulation. PSi will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi's financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.
###

At PSi Technologies Holdings, Inc.:
B.J. Sebastian (Sr. Vice President)
(63 2) 837 7702 (Office)
(63 2) 821 2140 (Home)
bjsebastian@psitechnologies.com.ph

At FRB|Weber Shandwick:
Christina Carrabino (general info)
(415) 986-1591

PSI TECHNOLOGIES REPORTS SECOND QUARTER 2002 RESULTS

Santa Clara, CA & Manila, Philippines – July 29, 2002. PSi Technologies Inc., (Nasdaq: PSIT) a leading independent provider of assembly and test services for the power semiconductor market, today announced its second quarter 2002 financial results.

In a report to shareholders and investors, PSi Technologies' Chairman and Chief Executive
Officer Arthur J. Young, Jr. said the following:

"We are pleased to report results that came in slightly better than the guidance we issued in April.

Revenues for the second quarter of 2002 amounted to $17.6 million, a 21% sequential increase compared with $14.5 million in the previous quarter, and a 38% year-on-year improvement compared to $12.8 million in the same quarter last year.

For the six months ended June 30, 2002, Revenues amounted to $32.2 million, up 8% from $29.7 million in the same period last year.

Net income for the quarter amounted to a loss of $1.66 million (or -$0.12 per diluted share). This is about an 8% improvement over a net loss of $1.8 million (or -$0.13 per diluted share) in the previous quarter, and a 26% improvement over a net loss of $2.25 million (or -$0.17 per diluted share) in the same quarter last year.

For the six months ended June 30, 2002, Net Income amounted to a loss of $3.5 million (or -$0.26 per diluted share), compared to a similar loss of $1.6 million (or -$0.12 per diluted share) in the same period last year.

Our top 5 customers in terms of sales for the second quarter were (in alphabetical order):

- Infineon Technologies
- On Semiconductor
- Philips

- ST Microelectronics and
- Texas Instruments

The growth of their loadings with us we believe, is reflective more of an increase of their outsourcing activity, rather than a broad-based recovery in end market demand. It is our perception at this time that certain of the end markets of our customers are still showing signs of tentative and muted recovery, such as the PC market. Other end markets however, are showing signs of resiliency, like wireless communications, automotive and consumer electronics.

The increase in outsourcing activity from our customers we believe, is a natural consequence of the increasingly competitive nature of the semiconductor business. With demand still sluggish, our customers are pressured to grow revenues, grab market share and restore profitability. This makes the outsource manufacturing model even more compelling for them as a tool to reduce cost and improve asset returns, in the shortest possible time. We expect many of our customers to see the benefits of this model over the medium and long term, and this we believe will continue to drive our revenues, even in the midst of a tentative market. Our ultimate objective is to become their main back-end assembly and test partner over the next few years.

Over the past two quarters, our customers have been making a definite move towards consolidating their outsourced volumes with fewer sub-contractors. Our growth in the second quarter is fuelled also by this trend. With many independent sub-contractors hobbled by the recent industry downturn, we are becoming one of the primary beneficiaries of the supplier consolidation initiatives of our customers.

Another factor behind this increasing outsourcing activity is our ability to aggressively offer our customers lower costs. We therefore continued our efforts in reorganizing our manufacturing operations for greater focus on ensuring delivery commitments and improving customer service, developing lower cost materials which deliver better quality and performance, and maximizing equipment uptime and utilization.

We sustained our package development activities throughout the second quarter and built up our capabilities to package a growing number of middle to high voltage power conversion technologies, which include the following:

- Cool MOSTM technology in our DPAK family of packages, a type of MOSFET developed by Infineon Technologies for handling moderate to high voltage switching and DC-DC conversion in lamp ballasts, switch-mode power supplies, and uninterrupted power supplies;

- Power MOSTM technology in our standard TO 220 package, another type of MOSFET developed by ST Microelectronics also for handling high voltage DC-DC conversion, automotive motion controllers and power management applications;

- Pentawatt technology packaged in our 5/7 lead TO 220, also developed by ST Micro for high power applications in personal computers; PSi is the first subcontractor to qualify to package this new technology.."

Business Outlook

Regarding the Company's outlook for the business and its strategies going forward, Chairman and CEO Young said the following:

"Consistent with our guidance in the previous earnings call, we expect our sales to grow by double-digit percentage terms towards the third quarter of this year, primarily driven by the continuing outsourcing activity of our major customers. We expect to take away an increasing amount of product which they used to build internally, and bring them into our plants. We also expect to reap the fruits of our efforts to aggressively grab market share from other independent outsource service suppliers in the region. We expect gross margins to improve slightly with the increase in sales."

Other Financial Highlights

Chief Financial Officer Thelma G. Oribello reported the following details about the Company's financial results:

"Unit volumes increased 36% sequentially from the first quarter to the second quarter of this year, driven by standard power packages and small signal transistors, as well as the increase of activity in our captive test lines. Our average selling price suffered some erosion from a higher mix of lower-priced products and services, and this dampened the effect of this volume surge on dollar revenues. Compared to the same quarter in 2001, unit volumes grew by about 81%, establishing the recovery of our volumes year-on-year, and also because our second quarter last year was close to the trough of the downturn. For the six months ended June 30, 2002, unit volumes increased by 35% versus the same period last year.

Gross profit for the second quarter amounted to $554,120, a 281% improvement compared to $145,435 in the previous quarter, and a 197% increase compared to $186,791 in the same quarter last year. Gross profit margin improved from only 1 % in the first quarter, to 3% in the second. As a result of continuing improvements in revenue, depreciation expense as a percentage of sales improved to 17% in the second quarter, from 20% in the previous quarter, and a similar 20% in the same quarter last year. For the six months ended June 30, 2002, gross profit amounted to $699,555, compared to $2.6 million in the same period last year, as we booked the full impact of our expansion on depreciation expense, in the latter half of 2001 only.

Operating profit for the second quarter amounted to a loss of $1.6 million, compared with a similar operating loss of $1.7 million in the previous quarter, and a loss of $1.6 million in the same quarter last year. The slight improvement in operating profit is due to the increase in sales and the improvement in gross profit. Consistent with our guidance in April, operating expenses increased by about 15% because of key additions to our management team, a moderate increase in headcount related to our ramp-up, and the launch of our new SAP Enterprise Resource

Planning (ERP) Information System in June. For the six months ended June 30, 2002, operating profit amounted to a loss of $3.3 million, compared to a similar loss of $1.1 million in the same period last year.

Net income for the second quarter was a loss of $1.66 million or -$0.12 in diluted earnings per share, compared to similar loss of $1.8 million or -$0.13 in diluted earnings per share in the previous quarter, and a loss of $2.25 or -$0.17 per diluted share, in the same period last year. For the six months ended June 30, 2002, our net income amounted to a loss of $3.5 million or -$0.26 per diluted share. This compares with a net loss also of $1.6 million or -$0.12 per diluted share, in the same period last year.

Our cash and cash equivalents amounted to $1.7 million as of the end of June 2002, lower than $2.3 million as of the end of March 2002. Bank loans were kept at $4.75 million as of end-June 2002."

Conference Call

Company management will hold a conference call on its second quarter 2002 operating results on Monday, July 29, 2002, at 5:00 PM EDT, 4:00 PM CDT, 3:00 PM MDT, and 2:00 PM PDT. Interested parties should call 888-792-1093 (for domestic callers) or 703-871-3597 (for international callers) at least 5 minutes before start time, and ask the operator for the PSi conference call. A live webcast will also be available through www.companyboardroom.com, and the investor relations section of the Company's website at www.psitechnologies.com. A replay of the call will be available at 888-266-2086 (for domestic callers) and 703-925-2435 (for international callers) through August 12, 2002. The passcode number is 6077633.

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Philips Semiconductor, ON Semiconductor, Texas Instruments, Fairchild Semiconductor, ST Microelectronics, Infineon Technologies and National Semiconductors. For more information, visit the Company's web site at www.psitechnologies.com.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi's products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development and manufacturing and government regulation. PSi will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could

affect PSi's financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

-Financial Tables Follow-

PSi Technologies Holdings Inc.
Unaudited Consolidated Income Statement
(In US Dollars)

	For The Quarter Ending		
	June 30, 2002	**March 31, 2002**	**June 30, 2001**
Sales	17,653,307	14,530,786	12,804,393
Cost of Sales	17,099,187	14,385,351	12,617,602
Gross Profit	554,120	145,435	186,791
Operating Expenses			
Research and Development	353,260	263,936	138,826
Stock compensation cost	59,988	59,988	59,988
Administrative Expenses	1,432,678	1,246,092	1,358,949
Marketing Expenses	322,903	290,303	252,915
Total	2,168,830	1,860,319	1,810,678
Operating Profit	(1,614,709)	(1,714,884)	(1,623,887)
Other Income/(Charges)	(52,751)	(89,230)	(646,980)
Income before Tax	(1,667,460)	(1,804,114)	(2,270,867)
Income before Minority Interest	(1,667,460)	(1,804,114)	(2,214,812)
Net Income	(1,661,831)	(1,799,213)	(2,245,776)
EBITDA	1,637,681	1,294,032	1,050,083
No. of Shares Outstanding	13,395,848	13,395,848	13,395,848
EPS	(0.12)	(0.13)	(0.17)

PSi Technologies Holdings Inc.
Unaudited Consolidated Income Statement
(In US Dollars)

	For the Six Months Ended	
	June 30, 2002	**June 30, 2001**
Sales	32,184,093	29,672,355
Cost of Sales	31,484,538	27,080,913
Gross Profit	699,555	2,591,442
Operating Expenses		
Research and Development	617,196	309,360
Stock compensation cost	119,976	119,976
Administrative Expenses	2,678,770	2,834,508
Marketing Expenses	613,206	467,372
Total	4,029,149	3,731,217
Operating Profit	(3,329,594)	(1,139,775)
Other Income/(Charges)	(141,981)	(430,872)
Income before Tax	(3,471,574)	(1,570,648)
Provision for income tax	-	14,145
Income before Minority Interest	(3,471,574)	(1,584,793)
Minority Interest	10,531	2,056
Net Income	(3,461,043)	(1,582,737)
EBITDA	2,931,713	3,983,571
No. of Shares Outstanding	13,395,848	13,395,848
EPS	(0.26)	(0.12)

PSi Technologies Holdings Inc.
Unaudited Consolidated Balance Sheet
(In US Dollars)

	As of June 30, 2002	As of March 31, 2002
ASSETS		
Cash and Cash Equivalents	1,659,169	2,346,642
Accounts Receivable	12,580,818	9,924,462
Inventories	8,458,596	7,286,353
Prepaid Expenses & Tax Credit Receivable	3,333,320	2,968,295
Total Current Assets	26,031,903	22,525,751
Property and Equipment	129,694,768	121,554,791
Accumulated Depreciation	46,309,065	42,981,655
Property, Plant & Equipment - Net	83,385,703	78,573,136
Investments and Advances	142,390	144,236
Other Assets	2,579,112	2,619,117
TOTAL ASSETS	112,139,107	103,862,240
LIABILITIES & STOCKHOLDER'S EQUITY		
Accounts Payable and Other Expenses	15,497,450	11,229,712
Accounts Payable CAPEX	9,802,325	4,249,281
Bank Loans	4,750,000	4,750,000
Trust Receipts	2,145,005	1,975,985
Current Portion of Long-term Debt	77,228	174,049
Current Portion of Obligation under Capital Lease	76,635	85,276
Total Current Liabilities	32,348,643	22,464,304
Long-term liability (net of current portion)	2,525,238	2,525,238
Obligation Under Capital Leases – net of current portion	163,524	163,524
Total Liabilities	35,037,405	25,153,065
Minority Interest	205,927	211,556
Equity		
Common Stock	590,818	590,818
Additional Paid-In Capital	68,007,417	67,947,429
Sub-Total Equity	68,598,235	68,538,247
RETAINED EARNINGS / (DEFICIT)		
Year to Date Profit & Loss	(3,461,043)	(1,799,213)
Previous Years' Retained Earnings	11,719,653	11,719,653
Other Comprehensive Income	38,931	38,931
Sub-Total Retained Earnings	8,297,540	9,959,371
Total Equity	76,895,775	78,497,618
TOTAL LIABILITIES & S'HOLDERS' EQUITY	112,139,107	103,862,240

PSi Technologies Holdings Inc.
Unaudited Consolidated Statement of Cashflows
(In US Dollars)

	For the Three Months Ended	
	June 30, 2002	March 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	(1,661,831)	(1,799,213)
Adjustments to reconcile net income to net cash provided by operating activities:		
Minority interest	(5,629)	(4,901)
Depreciation and amortization	3,442,885	3,190,064
Equity in net loss (gain) of an investee	3	(91)
Change in assets and liabilities:		
Decrease (increase) in:		
Accounts receivables	(2,656,356)	362,074
Inventories (1,172,243) 14,030		
Other Current Assets and tax credit receivable	(365,025)	(95,647)
Increase (decrease) in :		
Accounts payable and other expenses	4,267,737	83,450
Accounts payable – CAPEX	5,553,044	(662,835)
Trust receipts and acceptances payable	169,020	895,770
Current Portion of LT Liability	(77,319)	(407,220)
Current Portion of Obligation Under Capital Lease	(28,143)	(17,535)
Net cash provided by operating activities	7,466,142	1,557,944
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to property and equipment	(8,255,452)	(1,752,107)
Decrease (increase) in investments and advances	1,843	(757)
Decrease (increase) in other assets	40,006	139,553
Net cash used in investing activities	(8,213,603)	(1,613,311)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net availment/(payments) of short-term loans	-	550,000
Additional paid-in capital	59,988	59,988
Net cash provided by (used in) financing activities	59,988	609,988
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(687,473)	554,621
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	2,346,642	1,792,021
CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,659,169	2,346,642

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PSi TECHNOLOGIES HOLDINGS, INC.

Date: August 13, 2002

By: /s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.
President and Chief Executive Officer